Mail Stop 3561

June 5, 2006

John L. Morgan
Chairman and Chief Executive Officer
Winmark Corporation
4200 Dahlberg Drive, Suite 100
Minneapolis, MN 55422-4837

> **Re:** **Winmark Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 22, 2006**
> **File No. 333-133393**

Dear Mr. Morgan:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated May 4, 2006; however, we reissue our comment. We note that you intend to issue three and six month and one, two, three, four, five and ten year renewable unsecured notes. Please revise to identify the maximum aggregate principal amount of each type of note that will be issued. Further, please revise to clarify that if you change any of the interest rates, the new interest rates and their effective dates will be set forth in supplements to the prospectus, and that any change will not affect the interest rate of any note purchased prior to the effective date of such change.

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        As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.

        Sincerely,

        H. Christopher Owings
        Assistant Director

cc: Jonathan B. Levy, Esq.
        Fax: (612) 371-3207